Exhibit (f) (6)

PROMISSORY NOTE

$400,000	February 11, 2003

     FOR VALUE RECEIVED, Patriot Capital Funding, Inc. (“Maker”), DOES HEREBY PROMISE to pay to the order of Patriot Partners, LP (“Payee”), at Payee’s office at TeeKay House, Bayside Executive Park, West Bay Street and Blake Road, PO Box AP59213, Nassau, Bahamas, or such other address as it may designate in writing, ON DEMAND, but in any event, not later than February 11, 2010, the principal amount of Four Hundred Thousand ($400,000) Dollars, in lawful money of the United States of America, together with interest thereon as set forth below.

     1. The unpaid principal of this Note from time to time shall bear interest from the date hereof at the rate of 13.75% and shall be due and payable annually, commencing on February 11, 2004, and thereafter on each anniversary date thereof until the principal amount of this Note and all interest thereon is paid in full. At any time Maker may pay without penalty the total outstanding balance of this Note, together with any accrued and unpaid interest thereon. Payments of principal and interest may be made in cash or by check (subject to collection). Any payment of interest not paid when due hereunder shall be accrued and added to the principal amount hereof and shall bear interest at the Applicable Interest Rate from the date due until paid. Payee acknowledges that interest payable hereunder may be subject to United States federal withholding tax obligations, and agrees not to assert any delinquency or deficiency in any interest payment to the extent any portion of such payment is withheld and properly paid over to the appropriate taxing authorities in accordance with such withholding tax obligations.

     This Note is subject to the following additional terms and conditions:

     2. The indebtedness evidenced by this Note is subordinated in full to the obligations of the Maker to the Payee pursuant to that certain Revolving Credit Agreement, dated as of February 11, 2003, (the “Revolving Credit Agreement”). The Maker shall not make any payments of principal or interest hereunder if the Maker is in Default under the Revolving Credit Agreement (as such term is defined therein). In the event of conflict between the terms of this promissory note and the Revolving Credit Agreement, the terms of the Revolving Credit Agreement shall prevail.

     3. If the Maker shall be dissolved or shall become insolvent (however evident), upon Maker making an assignment for the benefit of creditors, or upon a trustee or receiver being appointed for Maker or for any of its property, or upon any proceedings being properly and lawfully commenced by or against Maker under any bankruptcy, reorganization, arrangement of debt, insolvency, readjustment of debt, receivership, liquidation or dissolution law or statute, and in the event any such action is commenced against Maker, such action shall continue undischarged for a period of thirty (30) days, or upon any sale of all or substantially all of the assets of Maker, THEN AND IN ANY SUCH EVENT, the principal on this Note and all interest accrued thereon and not paid, shall immediately become due and payable, upon notice by the holder of this Note. Maker shall reimburse the holder of this Note for all costs and expenses, including reasonable attorneys’ fees and disbursements, incurred by the holder in connection with the enforcement of its rights hereunder. The Maker may prepay all or any portion of the principal amount outstanding, together with interest accrued thereon to the date of payment, at any time, upon five (5) days prior written notice to Payee,

     4. If any payment date falls on a Saturday, Sunday or public holiday, it shall be payable on the next succeeding business day.

     5. THIS NOTE SHALL BE GOVERNED BY, AND INTERPRETED AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAW PRINCIPLES THEREOF. BORROWER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED HEREON.

     6. Maker hereby waives presentment, demand for payment, notice of dishonor, protest, notice of protest, notice on non-payment and all other demands and notices in connection with the delivery acceptance, response or enforcement of this Note.

     7. No failure on the part of the holder to exercise, and no delay in exercising any right under this Note shall operate as a waiver thereof, nor shall any single or partial exercise of any right under this Note preclude any other or further exercise thereof or the exercise of any other right. The remedies provided in this Note are not exclusive of any other remedies that may be available to the holder of this Note as provided by law.

PATRIOT CAPITAL FUNDING, INC.
By:	/s/ ALAN B. OFFENBERG
	Name:	ALAN B-OFFENBERG
	Title:	PRESIDENT

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